P.E. 1/31/02

02014869

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

For the months of January 2002

Turkcell Iletisim Hizmetleri A.S.
(Translation of Registrant's Name Into English)

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):)

Enclosure: 1. Translations of Announcements required to be made to the Capital Markets Board of Turkey

TURKCELL

FOR IMMEDIATE RELEASE

TURKCELL INCREASES SUBSCRIBER BASE TO 12.2 MILLION

Istanbul, Turkey: January 22, 2002—Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today announced a 21% increase in its overall customer base to 12.2 million subscribers as of December 31, 2001, compared to 10.1 million subscribers during the same period in 2000.

In the last quarter of 2001, Turkcell acquired approximately 475,000 net new subscribers, raising the total number of its mobile subscribers to 12.2 million as of December 31, 2001, up from 11.8 million subscribers as of September 30, 2001. The overall subscriber base consisted of 4.6 million postpaid and 7.6 million prepaid subscribers as of year-end 2001. New gross subscribers acquired in 2001 consisted of 85% prepaid and 15% postpaid subscribers.

Mr. Muzaffer Akpınar, Turkcell's CEO, noted that Turkcell's leadership position, coupled with its marketing efforts, contributed to the strong increase in subscriber numbers in 2001, despite one of the most difficult economic crises in Turkey's modern history. "Our ability to meet consumer demand is central to Turkcell's success at attracting new subscribers and retaining existing customers," said Mr. Akpinar. "We will continue with this strategy to maintain our competitive edge in Turkey's increasingly competitive marketplace."

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 12.2 million postpaid and prepaid customers as of December 31, 2001. Turkcell has revenues of US$1,403.5 million and adjusted EBITDA of US$356.8 million as of September 30, 2001. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants and 98.03% of the towns with more than 5,000 inhabitants as of September 30,2001. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and

Northern Cyprus. All international GSM investments other than Turkcell's Northern Cyprus operations are held by Fintur Holdings B.V. In May 2000, Turkcell entered the German carrier's carrier business through Fintur's acquisition of a majority stake in ETH (European Telecommunications Holding A.G.)

For further information please contact:

Turkcell

Media:
Oksan Atilla Sanon
Tel: + 90 212 313 2301
Email: oksan.atilla@turkcell.com.tr

Investors:
Koray Ozturkler, Investor Relations Director
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek
Investor Relations Manager
Tel: + 90 212 313 1275
Email: ferda.atabek@turkcell.com.tr
investor.relations@turkcell.com.tr

Citigate Dewe Rogerson

Europe

Kate Delahunty/Oskar Yasar
Tel: +44 20 7282 2934
Email:
kate.delahunty@citigatedr.co.uk
oskar.yasar@citigatedr.co.uk

United States
Victoria Hofstad/Patrick Hughes
Tel: +1 212 688 6840
Email:
victoria.hofstad@citigatedr-ny.com
patrick.hughes@citigatedr-ny.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Turkcell Iletisim Hizmetleri A.S., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2002

Turkcell Iletisim Hizmetleri A.S.

By:

Name: Muzaffer Akpınar
Title: Chief Executive Officer